Maxim Group LLC

300 Park Ave., 16th Floor

New York, NY 10022

January 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	XFLH Capital Corporation (“Company”)
Registration Statement on Form S-1, as amended
(File No. 333-290588) (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group, LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Friday, January 30, 2026, at 5:00 p.m., ET, or as soon thereafter as practicable.

Very truly yours, MAXIM GROUP LLC

By:	/s/ Ritesh M. Veera
Name:	Ritesh M. Veera
Title:	Co-Head of Investment Banking